BIOPHAN

                                         Delivering visionary medical technology


                                   May 2, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

      Re:   Biophan Technologies, Inc.
            Registration Statement on Form S-3
            File No. 333-130920


Ladies and Gentlemen:

      Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned issuer, Biophan Technologies, Inc. (the "Company"), hereby confirms the oral request made to Mr. Tim Buchmiller of the Commission's Staff on April 28, 2006 requesting that the effectiveness of the above-referenced Registration Statement on Form S-3, as amended (the "Registration Statement"), be accelerated so that the Registration Statement becomes effective on May 3, 2006, or as soon thereafter as practicable.

      The Company confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement. The Company acknowledges that:

      o should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

      o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company of its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

      o the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                         Very truly yours,

                         BIOPHAN TECHNOLOGIES, INC.

                         By: /s/ Michael L. Weiner
                             Chairman of the Board and Chief Executive Officer


cc:   Timothy Buchmiller, Esq.
      Russell Mancuso, Esq.


                     Biophan Technologies, Inc    Biophan Europe GmbH
                     150 Lucius Gordon Drive      Behringhaueer Str 31
                     West Henrietta, NY 14586     D-44575 Castrop-Rauxel Germany
OTC BI PH            Tel +1 585 214 2441          Fon +49-2305-97322-0
www.biophan.com      Fax +1 585.427.2433          Fax +49-2305-97322-99